Filed Pursuant to Rule 253(g)(2)

File No. 024-12709

SUPPLEMENT DATED MAY 11, 2026

TO OFFERING CIRCULAR DATED MARCH 23, 2026

Mode Mobile, Inc.

One East Erie Street, Suite 525

Chicago, IL 60611

www.modemobile.com

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the Offering Circular dated March 23, 2026 (the “Offering Circular”) of Mode Mobile, Inc. (the “Company”), and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available HERE.

The purpose of this supplement is to announce the following changes to the Offering Circular, effective immediately:

●	Modify equity perks

Equity Perks

Bonus Shares for Certain Investors (Up to 20%)

Certain investors in this Offering are eligible to receive bonus shares of Class AAA Common Stock, which effectively gives them a discount on their investment. Those investors will receive, as part of their investment, additional shares for their shares purchased (“Bonus Shares”). The amount of Bonus Shares investors in this offering are eligible to receive and the criteria for receiving such Bonus Shares is as follows:

(i)	“Reserved” Shares. Prior to the qualification by the SEC of the Company’s offering, the Company will offer investors the opportunity to “reserve” shares through a reservation process on the DealMaker subscription processing platform. On our campaign page, the investor may select the “Reserve My Shares” button, which will bring the investor to a new page where the investor will indicate the amount of shares (and amount of money) he or she would like to reserve in the Company. The reservation is finalized by clicking the “Reserve My Shares” button. Investors who reserve shares in this manner will receive an additional 5% Bonus Shares on their actual investment once this offering is qualified by the SEC (rounded down to the nearest whole share). For example, if an investor reserves 4,000 shares, and subsequently confirms this reservation and purchases the 4,000 shares, such investor will receive an additional 200 shares of the Company’s Class AAA Common Stock, for a total of 4,200 shares. The 5% is stackable with the volume bonus tiers outlined in section (v) “Reserving” shares is simply an indication of interest. There is no binding commitment for investors that reserve shares in this manner to ultimately invest and purchase the shares reserved of the Company, or to purchase any shares of the Company whatsoever.

(ii)

Existing Mode Mobile Investors. Individuals or entities that are existing investors of the Company prior to the qualification of this Offering Statement will be eligible to receive an additional 5% Bonus Shares based on the amount of their investment in this Offering.

(iii)	Volume Bonus. Investors will be eligible to receive the following Bonus Shares based on the amount of their investment in this offering. The below table indicates the % of Bonus Shares such investors will be eligible to receive based on their investment amount:

Investment Range		Bonus Shares
$1,950.00	+	5%
$4,950.00	+	10%
$9,950.00	+	15%
$24,950.00	+	20%

(iv)	Webinar Attendees. Individuals or entities that attend one of the Company’s pre-announced investment webinars will be eligible to receive 5% Bonus Shares if they invest in the Offering. The investor is eligible if they sign up for the webinar and invest with the same email address and if attend the webinar for more than thirty minutes. The webinars will take place every two weeks (14 days) while this Offering is open and taking investments.

(v)	Mode Mobile and NGL Customers. Individuals who are customers of the NGL (Not Gonna Lie) social media app or certain Mode Mobile products (Trimbox, Cleaner, Gallery, Mode Media, Applock) prior to the qualification of this offering will be eligible to receive an additional 20% Bonus Shares on the amount of shares they purchase for cash in this Offering.

Certain investors in this offering are eligible to receive Bonus Shares of Class AAA Common Stock without any cash consideration. The amount of Bonus Shares investors in this offering are eligible to receive and the criteria for receiving such Bonus Shares is as follows:

(i)	Mode Users – Point Redemption. The Company will allow Mode Mobile users based in the United States to redeem their Mode Mobile points for shares of Class AAA Common Stock. The point redemption ratio will be as follows:

Mode Mobile Points Converted	Bonus Shares ($ Value)	Bonus Shares (Quantity)
1,500 points	6	$12.00
4,500 points	20	$40.00
8,950 points	50	$100.00
16,950 points	100	$200.00
29,950 points	200	$400.00
99,950 points	1000	$2,000.00
169,950 points	2000	$4,000.00

In addition to the above Bonus Shares, every time a Mode User redeems points for Bonus Shares, they will earn an additional $5.00 or 10 shares of Class AAA Common Stock (subject to the total Bonus Share limits described below). As of December 31, 2025, there were a total of 29,939,812,854 Mode Mobile points outstanding and available to Mode Mobile users for redemption. Based on this number and the highest point-to-bonus share redemption rate of 169,950 points for 2,000 Bonus Shares, Mode Mobile users, in aggregate, would have the ability to convert their outstanding points for up to 352,336,720 Bonus Shares. As a part of this Offering, the Company will be able to issue a maximum of 40,659,866 Bonus Shares. Because of this restriction, the Company will be placing internal limits in place so that it does not issue more than the maximum allowable number of Bonus Shares.

(ii)	New Mode Mobile Users. Every individual will receive $15.00 or 30 shares of Class AAA Common Stock when they sign up for Mode Mobile as a user.

(iii)	Mode Earn Club Members. Individuals who sign up for the Company’s Mode Earn Club and complete the onboarding process will earn $40.00 or 80 Bonus Shares of Class AAA Common Stock.

(iv)	Mode Investor Club Members. Individuals who sign up for the Company’s Mode Investor Club and complete the onboarding process will earn $25.00 or 50 Bonus Shares of Class AAA Common Stock.

(v)	Mode Coupon Code. Individuals or entities that utilize any of the below promotion codes when investing will be eligible to earn 10% Bonus Shares of Class AAA Common Stock on their investment. The promotion code will be marketed to prospective investors via certain advertising channels all investors will be eligible to use this promotion code. The eligible codes are as follows: MODE, EARN, BON5, MOBL, ADD5, GAIN, LIVE, MAIL, VIP5, PLUS, SMS5.

Bonus Share Limits

Investors in this Offering are eligible to receive any of the above Bonus Shares in any combination. However, for the categories of Bonus Shares that may only be received if an investor purchases shares with cash, the maximum amount of Bonus Shares that any one investor may receive is 20% of their cash investment amount. This means that investors can only ever receive, cumulatively among cash investment Bonus Shares (i.e. categories excluding non-payment categories), Bonus Shares equal to the number of shares they have purchased (i.e. double the amount of shares purchased for cash).

Additional limits are being placed on the categories of Bonus Shares that do not require any cash consideration. If an individual has not purchased any shares in the Offering, the individual may only receive only up to 12,000 shares of Class AAA Common Stock for no cash consideration. For clarity, these shares will not count towards the 20% cash investment Bonus Shares limit described above.

Finally, the maximum number of Bonus Shares that will be issued in this Offering is 17,772,312, and under no circumstances will the Company issue more than 17,772,312 Bonus Shares. As such, it is possible that, prior to the Company raising the maximum offering amount in this offering of $44,430,781 (not including the investor fee), it will have issued all 17,772,312 Bonus Shares. At such time as all 17,772,312 Bonus Shares have been issued, any new investors in this offering that meet the eligibility requirements to receive Bonus Shares will not receive them. Similarly, individuals will not be permitted to redeem Mode Mobile points for Bonus Shares after such time.

The issuance of Bonus Shares for no cash consideration will occur on either invest.modemobile.com or via the Company’s EarnOS app. All investors who receive Bonus Shares for no cash consideration will be required to sign a Subscription Agreement, a form of which is included as Exhibit 4.1 to the Offering Statement of which this Offering Circular forms a part.

DealMaker Securities has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.